

Trevor Bates

Ichor, LLC

Chief Executive Officer at Ichor, LLC

Idaho Falls, Idaho, United States · Contact info

Experience

Chief Executive Officer
Ichor, LLC · Full-time
Dec 2018 – Present · 2 yrs 4 mos

Chief Executive Officer
RKLab North America LLC · Full-time
Dec 2016 – Present · 4 yrs 4 mos
Idaho Falls, Idaho, United States

Chief Operating Officer
SS Heavy Haul · Full-time
Jun 2011 – Dec 2016 · 5 yrs 7 mos
Idaho Falls, Idaho, United States

Interests

Ichor, LLC
15 followers

LinkedIn News
5,180,781 followers